Exhibit 99.(a)(1)(G) Tier Technologies, Inc. 11130 Sunrise Valley Drive, Suite 300 Reston, VA 20191 CONTACT: Ronald W. Johnston, Chief Financial Officer rjohnston@tier.com (571) 382-1000

TIER TECHNOLOGIES, INC. ANNOUNCES PRELIMINARY RESULTS
OF TENDER OFFER

Tier Expects to Accept for Payment Approximately 1,639,000 Shares at $6.10 Per Share

RESTON, VA, January 21, 2010 – Tier Technologies, Inc. (Nasdaq: TIER), a leading provider of electronic payment solutions for the biller direct market, announced today the preliminary results of its modified “Dutch auction” tender offer (the “Offer”) to purchase up to $10,000,000 in value of its common stock, which expired at 5:00 p.m., New York City time, on January 20, 2011.

Based on the preliminary count by the depositary for the Offer, a total of approximately 1,908,000 shares were validly tendered at a purchase price of $6.10 per share or less, or at the purchase price determined by Tier in accordance with the Offer, including approximately 89,500 shares that were tendered through notice of guaranteed delivery.  Assuming that all guaranteed delivery shares are ultimately delivered, Tier expects to purchase a pro-rated amount of 85.9% of shares from each tendering stockholder, but all shares purchased in the Offer will be purchased at the same price.  As such, Tier expects to accept for payment an aggregate of approximately 1,639,000 shares of its common stock at a purchase price of $6.10 per share, for a total cost of approximately $10 million, excluding fees and expenses related to the Offer.  The approximately 1,639,000 shares expected to be purchased in the Offer represent approximately 9% of Tier’s shares outstanding as of January 20, 2011.

The final results of the Offer will be determined subject to confirmation by the depositary of the proper delivery of the shares properly tendered and not properly withdrawn and will be announced on the fourth business day after the close of the Offer.  The actual number of shares to be purchased, the proration factor, and the price per share will be announced following the completion of the confirmation process.  Payment for the shares accepted for purchase, and return of all other shares tendered and not purchased, will occur promptly thereafter.

Stockholders and investors who have questions or need information about the Offer may contact the Information Agent for the Offer, Phoenix Advisory Partners, at (800) 576-4314 (toll free) (banks and brokers may call collect at (212) 493-3910).

About Tier Technologies, Inc.

Tier Technologies, Inc. is a leading provider of electronic payment solutions in the biller direct market.  Headquartered in Reston, Virginia, the company provides enhanced electronic payment services that include multiple payment choices, payment channels, and bill payment products and services to over 4,600 clients in all 50 states and the District of Columbia.  Tier serves clients in multiple markets including federal, state, and local governments, educational institutions, utilities, and commercial clients through its subsidiary, Official Payments Corporation.

Forward-Looking Statements

Statements made in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements relate to future events.  Tier undertakes no obligation to update any such forward-looking statements.